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                          June 28, 2024

       Keith Feldman
       Chief Financial Officer
       United Homes Group, Inc.
       917 Chapin Road
       Chapin, SC 29036

                                                        Re: United Homes Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2024
                                                            File No. 333-280404

       Dear Keith Feldman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Andrew M. Tucker